AB 4/4

[redacted]

12014492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68328 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENSLEDGE CAPITAL MARKETS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, Suite 1604
(No. and Street)

| New York | NY | 10152 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zeitlin (212) 792-5272
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

| 462 Seventh Avenue | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

3/24

## OATH OR AFFIRMATION

I, James Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENSLEDGE CAPITAL MARKETS LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 14

On this day, February 22, 2012 before me came
to me known to be the individual described in and who executed the foregoing instrument and acknowledged that s / he executed the same

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONTENTS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members of
GreensLedge Capital Markets LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of GreensLedge Capital Markets LLC and Subsidiary (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of GreensLedge Capital Markets LLC and Subsidiary as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

MZBW, LLP

New York, New York
February 24, 2012

## GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 2,566,209 |
| Due from clearing broker | 715,801 |
| Property and equipment, at cost, net of accumulated depreciation of $8,836 | 70,702 |
| Prepaid expenses and other assets | 112,192 |
| Security deposits | 45,434 |
| **Total Assets** | $ 3,510,338 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable, accrued expenses and other liabilities | $ 275,909 |
| **Subordinated borrowings** | 1,000,000 |
| Members' equity | 2,214,023 |
| Accumulated other comprehensive income | 20,406 |
| **Total Members' Equity** | 2,234,429 |
| **Total Liabilities and Members' Equity** | $ 3,510,338 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

GreensLedge Capital Markets LLC (the "Company") was formed in the State of Delaware on April 20, 2009 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a registered broker-dealer on March 17, 2010. The Company focuses on fund placement, term financing and secondary trading activities. The members share profits and losses in accordance with their percentage interests and each member's liability is limited. The Company continues until such time it is terminated.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary, was formed on August 31, 2010 under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Asia opened a branch office in Tokyo, Japan on August 31, 2010. The financial statements include the operations of the branch office for the year ended December 31, 2011.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

### b) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### c) Revenue Recognition

Revenues include trading gains and losses as well as fees earned from advisory services, capital placement and trading services. Revenue is recorded when the underlying transaction is completed and the income is reasonably determined.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### d) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated like a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, the Company is subject to NYC Unincorporated Business Taxes ("UBT").

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

### e) Due From Clearing Broker

Due from clearing broker represents cash held at the broker. The Company does not carry accounts for customers or perform custodial functions related to customer securities.

### f) Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"), effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). At December 31, 2011, the Company did not hold any investments.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### g) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

## 3. RELATED PARTY TRANSACTIONS

The members of the Company are also members of The GreensLedge Group, LLC ("GLG"). As per an agreement that the Company has with GLG, they have agreed to share expenses for office space, insurance, utilities, supplies, and other incidentals. The agreement has been filed and approved by FINRA. The amount due to GLG was $7,266 as of December 31, 2011 and is included in the consolidated statement of financial condition.

## 4. SUBORDINATED BORROWINGS

During the year, the Company renewed its existing subordinated loan agreements totaling $500,000 and entered into two new agreements for subordinated notes totaling $500,000. All of the loan agreements are with members' of the Company. The terms of these notes range from one to three years and the interest rates are between 7% and 8.5%.

Interest expense from the subordinated notes totaling $29,943 was charged to the financial statements for the year ended December 31, 2011.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $2,466,113 which was $2,450,759 in excess of its required net capital of $15,354. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

## 6. COMMITMENTS AND CONTINGENCIES

In September 2010, the Japanese branch entered into a lease agreement for new office space. The monthly lease payment is currently $7,365 (USD) and the lease is scheduled to terminate in September 2012. Rent expense for the Japanese branch office totaled $88,383 and has been charged to the consolidated financial statements for the year ended December 31, 2011. Rental payments due under the lease are being expensed over the lease term on a straight-line basis.

The following is the aggregate future minimum lease payments due under the current lease obligations:

| Year Ending December 31, | |
|---|---|
| 2012 | $ 66,285 |

## 7. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary, GreensLedge Asia Limited (Asia):

| | |
|---|---|
| Total assets | $ 749,966 |
| Total members' equity | $ 704,348 |

The members' equity of the above entity is not included as capital in the consolidated computation of the Company's net capital. In addition, amounts invested in the Japanese branch of GreensLedge Asia Limited (Asia) totaling $1,496,851 has been deducted from the Company's net capital as of December 31, 2011.